FORM 4

                         U.S. SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]  Check if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instructions 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

         Gaisser          Gary            T
         (Last)          (First)       (Middle)

        c/o Versus Technology, Inc.
        2600 Miller Creek Road
         (Street)

        Traverse City        MI         49684
         (City)            (State)      (Zip)

2.  Issuer Name and Ticker or Trading Symbol

          Versus Technology, Inc. - VSTI.OB

3.  IRS or Social Security Number of Reporting Person (Voluntary)

          Not furnished

4.  Statement for Month/Year

          April 2001

5.  If Amendment, Date of Original (Month/Year)

                  N/A

6.  Relationship of Reporting Person to Issuer
    (Check all applicable)

     [X] Director                    [X] 10% Owner

     [X] Officer (give title below)  [ ] Other (Specify below)

       President and Chief Executive Officer
     ____________________________________________________

7.  Individual or Joint/Group Filing
    (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
4(b)(v)



     Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



                                                                    5. Amount
                                     3. Trans-  4. Securities       of Securi-
                                     action     Acquired (A) or     ties Bene-  6. Owner-
                                     Code       Disposed of (D)     ficially    ship Form:  7. Nature of
                                     (Instr. 8) (Instr. 3, 4 & 5)   Owned at    Direct(D)   Indirect
                      2. Trans-     _________  ___________________  End of      or Indirect Beneficial
1. Title of           Transaction                    (A) or         Month       (I)         Ownership
Security                 Date        Code  V   Amount  (D)   Price  (Inst. 3&4) (Instr. 4)  (Instr. 4)
(Instr. 3)            (Mo./Day/Yr.)
_________________     ___________    ____ ___  ______ _____  _____  ________   ___________  _________



Common Stock                                                        5,845,875   D


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


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              Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)
                                                                                               9.
                                                                                               Number
                                               5. Number                7. Title               of
                                               of Deriv-   6. Date      and Amount             Deriv-  10. Own-
                                               ative Sec-  Exercisable  of Under-              ative   ership
                                               urities     & Expiration lying Sec-             Secur-  Form of    11.
                                               Acquired    Date         urities (In-           ities   Deriva-    Nature
                                    4. Trans-  (A) or      (Mo./Day/Yr.)str. 3 & 4)   8.       Benefi- tive Sec-  of In-
              2. Conver-            action     Disposed   _____________ _____________ Price    cially  urity:     direct
              sion or    3. Trans-  Code       of (D)                          Amount of       Owned   Direct(D)  Bene-
1. Title of   Exercise   action     (Instr. 8) (Instr. 3,                      or     Deriv-   at End  or In-     ficial
Derivative    Price of   Date)                 4 and 5)   Date    Expir-       Number ative    of      direct(I)  Owner-
Security      Derivative (Month/    ____________________  Exer-   ation        of     Security Month   (Instr. )  ship
(Instr. 3)    Security   Day/Yr.)   Code  V    (A)   (D)  cisable Date  Title  Shares (Instr.  (Instr.  4)       (Instr.
                                                                                       5)        4)               4)
____________  _________  ________   ____  _  ______ ____  _______ _____ _____  ______ ________ _______ _________ _______

Options       $0.375                                    (1)     6/4/06  Common 1,000,000(1)  1,000,000 D
Options       $0.515                                    (2)     4/24/03 Common    36,000(2)     36,000 D
Options       $0.165                                    (3)     4/23/04 Common    36,000(3)     36,000 D
Options       $0.50                                     (4)     4/17/05 Common    44,000(4)     44,000 D
Options       $0.325                                    (5)     9/08/10 Common   225,000(5)    225,000 D
Options       $0.135     04/20/01    A      330,000     (6)     4/20/06 Common   330,000(6)    330,000 D

Explanation of Responses:
(1) Incentive Stock Option granted to the Reporting Person pursuant to the 1996 Employee
    Incentive Stock Option Plan; fully vested.
(2) Granted to the Reporting Person for services as a director for the year beginning April 24, 1998; fully vested.
(3) Granted to the Reporting Person for services as a director for the year beginning
    April 23, 1999; fully vested.
(4) Granted to the reporting person for services as a director for the year beginning
    April 14,2000; fully vested.
(5) Granted to the Reporting Person pursuant to the 1999 Employee Incentive Stock Plan.
    Twenty (20%) percent of the options become exercisable on September 8, 2001 and 20% on each succeeding anniversary thereafter.
(6) Incentive Stock Option granted to the Reporting Person pursuant to the 1996 Employee
    Incentive Stock Option Plan; 100% vests on April 20, 2002, except 25% of option is contingent upon meeting 3rd quarter revenue target and 25% is contingent upon meeting 4th quarter revenue target.

                        GARY T. GAISSER                May 10, 2001
                       __________________________    _____________________
                        Gary T. Gaisser                      Date
                        **Signature of Reporting
                           Person
**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.  See 18 U.S.C. 1001 and
  15 U.S.C. 78ff(a).
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